ZION OIL & GAS, INC.
6510 Abrams Rd., Suite 300
Dallas, Texas  75231

March 31, 2009

VIA EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re:          Zion Oil & Gas, Inc.
Registration Statement on Form S-3
Filed January 29, 2009
File Number 333-157007

Dear Mr. Schwall:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated February 20, 2009 (the “Comments”), relating to the above referenced registration statement on Form S-3 (the “Registration Statement”) filed by Zion Oil & Gas, Inc. (“Zion”). We also refer to the oral comment conveyed telephonically on February 24, 2009 by Ms. Tracey McNeil to our attorney, David Aboudi.

As noted in our previous response letter dated March 5, 2009, Zion has no objection to any of the comments made and has made all of the suggested revisions in Amendment No. 1 to the Registration Statement (“S-3 Amendment No.1”) filed on March 31, 2009.

Response to Comments

Cover Page

1. The paragraph that begins “Indicate by check mark whether the registrant is …” and the check boxes that immediately follow this paragraph are missing from your cover page. Amend your filing to include the missing text as set forth in Form S-3. Please also check the appropriate box to indicate your filing status. See Form S-3 at http://www.sec.gov/about/forms/secforms.htm.

Response

The above noted paragraph was inadvertently omitted from the cover page of the Registration Statement and has been included in the S-3 Amendment No. 1.

2. In determining whether the company qualifies as a “smaller reporting company” as defined under Rule 12b-2 of the Exchange Act, please refer to Item 10(f) of Regulation S-K and to Section III.E of Release No. 33-8876. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Section III.F.3 of Release No. 33-8876.

Response

Zion qualifies as a “smaller reporting company” and the appropriate box on the S-3 Amendment No.1 has been checked.

Prospectus Summary, page 3

3. Under a separate heading and paragraph, please discuss the substantial doubt regarding your ability to continue as a going concern and your history of losses. Please also include cross references to the related risk factors on page 7 and 8.

Response

Immediately following the text of the 'question and answer' format in the S-3 Amendment No.1, Zion has inserted appropriate text relating to the comment.

The Rights Offering, page 16

4. Please disclose examples of what you contemplate to be “significant amendments to terms of this offering.”  We note your disclosure that you “reserve the right to amend the terms of this offering” and that if you “make an amendment that [you] consider significant, [you] will extend the expiration date and offer all subscribers the right to revoke any subscription submitted prior to such amendment upon the terms and conditions [you] set forth in the amendment.”

Response

After further consideration, the Company has decided to delete the text relating to any possible significant amendment of the proposed rights offering. The Company does not contemplate amending the terms of the rights offering once the offering commences, other than possibly to extend the then scheduled expiration date.

Information Incorporated by Reference, page 28.

5. We note that your financial statements from your Form 10-KSB for the year ended December 31, 2007 are incorporated by reference in this filing. Please update your financial statements as required by Article 3 of Regulation S-X. If you are filing as a “smaller reporting company”, refer to the requirements of Article 8 of Regulation S-X. Please also update the related consent.

Response

S-3 Amendment No.1 incorporates by reference the Company’s annual report on Form 10-K for the year ended December 31, 2008. Additionally, the consents have been updated.

Oral Comment Conveyed Telephonically on February 24, 2008.

In S-3 Amendment No. 1, Zion has revised the presentation of its financial information in the narrative portions as suggested by Ms. McNeil to use more conventional presentation (i.e., $1,000,000 or $1 million, instead of $1,000 thousand).  Zion’s annual report on Form 10-K for the year ended December 31, 2008 also utilizes the more conventional presentation.

Sincerely,

/s/ Richard Rinberg

Richard Rinberg